Filed Pursuant to Rule 424(b)(2)

File No. 333-85646

Pricing Supplement to the Prospectus dated July 1, 2002

and the Prospectus Supplement dated September 17, 2004

$8,275,000

BARCLAYS BANK PLC

Medium-Term Notes, Series A

Callable Floating Rate Notes due March 30, 2010

Linked to the Three-Month USD LIBOR

Issuer:	Barclays Bank PLC

Issue Date:	March 30, 2005

Maturity Date:	March 30, 2010

Coupon:	The Notes will bear interest at the rates set forth below, payable quarterly in arrears on June 30, September 30, December 30, and March 30 of each year, commencing on June 30, 2005.

Interest Periods:	The initial interest period will begin on, and include, the original issue date and end on, but exclude, the first interest payment date (which is June 30, 2005). Each subsequent interest period will begin on, and include, the interest payment date for the preceding interest period and end on, but exclude, the next following interest payment date. The final interest period will end on the Maturity Date or any earlier redemption date.

Applicable Interest Rate:

The interest rate applicable to the first two interest periods will be 8.50% per year. The interest rate applicable to each subsequent interest period will be equal to the interest rate applicable to the immediately preceding interest period plus the applicable percentage spread minus the Three-Month USD LIBOR rate. The interest rate applicable to any interest period will not be less than zero.

The percentage spread applicable to each interest period will be as follows:

	Interest period beginning on or after	AND	Interest Period ending on or before	Percentage Spread
	September 30, 2005		March 30, 2006	3.50%
	March 30, 2006		March 30, 2007	3.75%
	March 30, 2007		March 30, 2008	4.00%
	March 30, 2008		March 30, 2009	4.50%
	March 30, 2009		March 30, 2010	5.00%

The actual interest payable on your Notes may be zero for an interest period in which the Three-Month USD LIBOR equals or exceeds the sum of the interest rate for the previous interest period and the applicable percentage spread as indicated in the table on the cover of this pricing supplement.

The Three-Month USD LIBOR rate applicable to each interest period will be determined at 11a.m., London time, five London business days prior to the first day of such interest period. See “Specific Terms of the Notes – Coupon.”

Optional Redemption:	We may, at our election, redeem the Notes in whole, but not in part, at a redemption price equal to 100% of the principal amount being redeemed together with any accrued, but unpaid, interest thereon, on any interest payment date occurring on or after June 30, 2005 by giving at least five business days and five London business days prior written notice to the trustee and to each registered holder of the Notes.

Denominations:	$1,000 and integral multiples thereof.

Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

See “ Risk Factors” beginning on page PS-5 of this pricing supplement for risks relating to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commissions	Proceeds to Barclays Bank PLC
Per Note (initial allotment)	100.00%	1.90%	98.10%
Total (initial allotment)	$5,000,000	$95,000	$4,905,000
Per Note (further allotment)	100.00%	1.50%	98.50%
Total (further allotment)	$3,275,000	$49,125	$3,225,875
Total	$8,275,000	$144,125	$8,130,875

Barclays Capital

Pricing Supplement dated March 16, 2005

PRICING SUPPLEMENT

PRICING SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-5
THE THREE-MONTH USD LIBOR	PS-6
VALUATION OF THE NOTES	PS-7
SPECIFIC TERMS OF THE NOTES	PS-7
USE OF PROCEEDS AND HEDGING	PS-11
CAPITALIZATION OF BARCLAYS BANK PLC	PS-12
SUPPLEMENTAL TAX CONSIDERATIONS	PS-13
PLAN OF DISTRIBUTION	PS-15

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
RISK FACTORS RELATING TO INDEXED NOTES	S-9
RISK FACTORS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
TAX CONSIDERATIONS	S-13
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-24
PLAN OF DISTRIBUTION	S-24
VALIDITY OF SECURITIES	S-26

PROSPECTUS

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	3
PRESENTATION OF FINANCIAL INFORMATION	3
THE BARCLAYS BANK GROUP	3
USE OF PROCEEDS	3
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	5
DESCRIPTION OF DEBT SECURITIES	6
DESCRIPTION OF PREFERENCE SHARES	26
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	32
DESCRIPTION OF SHARE CAPITAL	37
TAX CONSIDERATIONS	39
PLAN OF DISTRIBUTION	52
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	55
WHERE YOU CAN FIND MORE INFORMATION	55
FURTHER INFORMATION	56
VALIDITY OF SECURITIES	56
EXPERTS	56
EXPENSES OF ISSUANCE AND DISTRIBUTION	56

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated July 1, 2002, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 17, 2004, which supplements the prospectus.

This section summarizes the following aspects of the Notes:

•	What are the Notes and how do they work?

•	What are some of the risks of the Notes?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Notes perform at maturity?

What Are the Notes and How Do They Work?

•	Return Profile – The Notes are issued by Barclays Bank PLC and the return on the Notes is partly linked to a percentage spread as indicated in the table on the cover of this pricing supplement and the Three-Month USD LIBOR.

•	Coupon – The interest rate applicable to the first two interest periods will be 8.50% per year. The interest rate applicable to each subsequent interest period will be equal to the interest rate applicable to the immediately preceding interest period plus the applicable percentage spread minus the Three-Month USD LIBOR rate. The interest rate applicable to any interest period will not be less than zero.

The percentage spread applicable to each interest period will be as follows:

Interest period beginning on or after	AND	Interest Period ending on or before	Percentage Spread
September 30, 2005		March 30, 2006	3.50%
March 30, 2006		March 30, 2007	3.75%
March 30, 2007		March 30, 2008	4.00%
March 30, 2008		March 30, 2009	4.50%
March 30, 2009		March 30, 2010	5.00%

The Three-Month USD LIBOR rate applicable to each interest period will be determined at 11a.m., London time, five London business days prior to the first day of such interest period. See “Specific Terms of the Notes – Coupon.”

•	Return at Maturity – You will receive the full principal amount of the Notes at maturity.

•	Optional Redemption – We may redeem the Notes in whole, but not in part, at a redemption price equal to 100% of the principal amount being redeemed together with any accrued, but unpaid, interest thereon, on any interest payment date occurring on or after June 30, 2005 by giving at least five business days and five London business days prior written notice to the trustee and to each registered holder of the Notes.

•	No exchange listing – The Notes will not be listed on any U.S. securities exchange or quotation system.

The actual interest payable on your Notes may be zero for an interest period in which the Three-Month USD LIBOR equals or exceeds the sum of the interest rate for the previous interest period and the applicable percentage spread as indicated in the table on the cover of this pricing supplement.

See “Pricing Supplement Summary – How Do the Notes Perform at Maturity?” and “Specific Terms of the Notes” in this pricing supplement.

What Are Some of the Risks of the Notes?

An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in “Risk Factors” in this pricing supplement.

•	Unpredictable Rate of Return – The interest rate applicable in the first two interest periods will be 8.50%, but the interest rates applicable in subsequent interest periods will vary based on the percentage spreads indicated in the table on the cover of this pricing supplement and the Three-Month USD LIBOR on the applicable LIBOR Observation Date.

•	Liquidity – There may be little or no secondary market for the Notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

•	Optional Redemption – It is more likely that we will redeem the Notes prior to their maturity date if the interest on the Notes is greater than instruments of a comparable maturity and credit rating trading in the market. If the Notes are called prior to their maturity date, you may be unable to invest in securities with similar risk and yield as the Notes. Your ability to realize market value appreciation is limited by our right to redeem the Notes prior to their scheduled maturity.

Is This the Right Investment for You?

The Notes may be the right investment for you if:

•	You believe that generally the Three-Month USD LIBOR on the relevant LIBOR Observation Date will not equal or exceed the sum of the interest rate for the previous interest period and the relevant percentage spread as indicated in the table on the cover of this pricing supplement for each relevant interest period.

•	You are willing to hold the Notes to maturity.

•	You are comfortable holding Notes with unpredictable interest payments which could result in your receiving no interest on your Notes for certain interest periods.

The Notes may not be the right investment for you if:

•	You believe that the Three-Month USD LIBOR on the relevant LIBOR Observation Date will equal or exceed the sum of the interest rate for the previous interest period and the applicable percentage spread as indicated in the table on the cover of this pricing supplement for each relevant interest period.

•	You seek an investment for which there will be an active secondary market.

•	You are unable or unwilling to hold the Notes until maturity.

•	You are uncomfortable holding Notes with unpredictable interest payments which could result in your receiving no interest on your Notes for certain interest periods.

What Are the Tax Consequences?

In the opinion of our counsel, Sullivan & Cromwell LLP, the Notes will likely be treated as a single debt instrument subject to special rules governing contingent debt instruments for United States federal income tax purposes. Additionally, pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of an administrative or judicial ruling to the contrary, to characterize the Notes for tax purposes as a debt instrument subject to these special rules. As a result, if you are a U.S. holder, you will generally be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules could require you to include amounts in taxable income in excess of the amount actually received. Such excess amounts will be available to offset subsequent income inclusions or as an ordinary loss upon maturity of your Note. See “Supplemental Tax Considerations—Supplemental U.S. Tax Considerations—Adjustments to interest accruals on the Notes.”

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, please see the discussion under “Supplemental Tax Considerations – Supplemental U.S. Tax Considerations” in this pricing supplement.

How will the Interest Payable in Respect of Each Interest Period be Calculated?

The interest payable on your Notes in respect of any interest period, excluding the first two interest periods, will depend on the interest rate for the previous interest period, the applicable percentage spread and the Three-Month USD LIBOR:

Step 1: Determine the Three-Month USD LIBOR for the interest period

The “Three-Month USD LIBOR” is for any LIBOR Observation Date the offered rates (British Banker Association) for deposits in U.S. dollars for a period of three months, commencing on such LIBOR Observation Date, which appears on Moneyline Telerate, on page 3750 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that LIBOR Observation Date. If the Three-Month USD LIBOR cannot be determined on a LIBOR Observation Date as described above, then the Three-Month USD LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on that LIBOR Observation Date, at which deposits in U.S. dollars for a period of three months are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent, beginning on that LIBOR Observation Date, and in a representative amount. The Calculation Agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, the Three-Month USD LIBOR for that LIBOR Observation Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as described above, the Three-Month USD LIBOR for that LIBOR Observation Date will be the arithmetic mean of the rates for loans in U.S. dollars for a period of three months to leading European banks quoted, at approximately 11:00 A.M., in New York, New York, on that LIBOR Observation Date, by three major banks selected by the calculation agent, beginning on that LIBOR Observation Date and in a representative amount. If fewer than three banks selected by the Calculation Agent are quoting as described above, the Three-Month USD LIBOR for the new interest period will be the Three-Month USD LIBOR in effect for the prior interest period.

Step 2: Calculate the applicable interest rate

The interest rate applicable to the first two interest periods will be 8.50% per year. The interest rate applicable to each subsequent interest period will be equal to the interest rate applicable to the immediately preceding interest period plus the applicable percentage spread minus the Three-Month USD LIBOR rate. The interest rate applicable to any interest period will not be less than zero.

The percentage spread applicable to each interest period will be as follows:

Interest period beginning on or after	AND	Interest Period ending on or before	Percentage Spread
September 30, 2005		March 30, 2006	3.50%
March 30, 2006		March 30, 2007	3.75%
March 30, 2007		March 30, 2008	4.00%
March 30, 2008		March 30, 2009	4.50%
March 30, 2009		March 30, 2010	5.00%

The Three-Month USD LIBOR rate applicable to each interest period will be determined at 11a.m., London time, five London business days prior to the first day of such interest period. See “Specific Terms of the Notes – Coupon.”

Step 3: Calculate the amount of interest to be paid on the Notes

The amount of interest to be paid on the Notes for an interest period is equal to the product of (a) the principal amount of the Notes, (b) the applicable interest rate for that interest period, and (c) the number of days in that interest period divided by 360 (with the number of days to be calculated on the basis of a year of 360 days and the actual number of days elapsed).

Examples

Assumptions:

Principal amount of the Notes:	$1,000.00
Number of days in the interest period:	90 days

The following tables provide an illustration of how the applicable interest rate is calculated:

Example 1 –The applicable interest rate is never zero as the Three-Month USD LIBOR never equals or exceeds the sum of the percentage spread and the applicable interest rate in the previous interest period.

Quarter Ending	(a) Applicable Interest Rate in Previous Period	(b) Percentage Spread	Sum of (a) and (b)	Three Month USD LIBOR	Applicable Interest Rate	Interest Payable
June 30, 2005	—	—	—	—	8.50%	$21.25
September 30, 2005	—	—	—	—	8.50%	$21.25
December 30, 2005	8.50%	3.50%	12.00%	1.11000%	10.89%	$27.23
March 30, 2006	10.89%	3.50%	14.39%	1.15100%	13.24%	$33.10
June 30, 2006	13.24%	3.75%	16.99%	1.16000%	15.83%	$39.57
September 30, 2006	15.83%	3.75%	19.58%	1.11625%	18.46%	$46.16
December 30, 2006	18.46%	3.75%	22.21%	1.27875%	20.93%	$52.34
March 30, 2007	20.93%	3.75%	24.68%	1.38000%	23.30%	$58.26
June 30, 2007	23.30%	4.00%	27.30%	1.79000%	25.51%	$63.79
September 30, 2007	25.51%	4.00%	29.51%	1.86000%	27.65%	$69.14
December 30, 2007	27.65%	4.00%	31.65%	2.03000%	29.62%	$74.06
March 30, 2008	29.62%	4.00%	33.62%	1.88125%	31.74%	$79.36
June 30, 2008	31.74%	4.50%	36.24%	2.59000%	33.65%	$84.13
September 30, 2008	33.65%	4.50%	38.15%	3.83625%	34.32%	$85.79
December 30, 2008	34.32%	4.50%	38.82%	4.87875%	33.94%	$84.84
March 30, 2009	33.94%	4.50%	38.44%	6.39875%	32.04%	$80.10
June 30, 2009	32.04%	5.00%	37.04%	6.81125%	30.23%	$75.57
September 30, 2009	30.23%	5.00%	35.23%	6.76938%	28.46%	$71.15
December 30, 2009	28.46%	5.00%	33.46%	6.29000%	27.17%	$67.92
March 30, 2010	27.17%	5.00%	32.17%	6.00125%	26.17%	$65.42

Example 2 – The applicable interest rate is zero for three interest periods as the Three-Month USD LIBOR exceeds the sum of the percentage spread and applicable interest rate in the previous interest period.

Quarter Ending	(a) Applicable Interest Rate in Previous Period	(b) Percentage Spread	Sum of (a) and (b)	Three Month USD LIBOR	Applicable Interest Rate	Interest Payable
June 30, 2005	—	—	—	—	8.50%	$21.25
September 30, 2005	—	—	—	—	8.50%	$21.25
December 30, 2005	8.50%	3.50%	12.00%	1.79000%	10.21%	$25.53
March 30, 2006	10.89%	3.50%	14.39%	3.51300%	10.20%	$25.49
June 30, 2006	10.20%	3.75%	13.95%	4.63200%	9.32%	$23.29
September 30, 2006	9.32%	3.75%	13.07%	4.87875%	8.19%	$20.47
December 30, 2006	8.19%	3.75%	11.94%	6.29000%	5.65%	$14.12
March 30, 2007	5.65%	3.75%	9.40%	6.39875%	3.00%	$7.49
June 30, 2007	3.00%	4.00%	7.00%	6.76938%	0.23%	$0.57
September 30, 2007	0.23%	4.00%	4.23%	6.81125%	0.00%	$—
December 30, 2007	0.00%	4.00%	4.00%	6.00125%	0.00%	$—
March 30, 2008	0.00%	4.00%	4.00%	5.64000%	0.00%	$—
June 30, 2008	0.00%	4.50%	4.50%	3.46500%	1.04%	$2.59
September 30, 2008	1.04%	4.50%	5.54%	2.59000%	2.95%	$7.36
December 30, 2008	2.95%	4.50%	7.45%	1.15100%	6.29%	$15.74
March 30, 2009	6.29%	4.50%	10.79%	1.16000%	9.63%	$24.09
June 30, 2009	9.63%	5.00%	14.63%	1.27875%	13.36%	$33.39
September 30, 2009	13.36%	5.00%	18.36%	1.38000%	16.98%	$42.44
December 30, 2009	16.98%	5.00%	21.98%	1.86000%	20.12%	$50.29
March 30, 2010	20.12%	5.00%	25.12%	1.88125%	23.23%	$58.09

Fluctuations in the level of the Three-Month USD LIBOR make the effective return on the Notes difficult to predict and can result in effective interest rates to holders of the Notes that are lower than anticipated and which can be equal to zero for one or more interest periods.

RISK FACTORS

The return on the Notes is partly linked to a percentage spread as indicated in the table on the cover of this pricing supplement and the Three-Month USD LIBOR.

This section describes the most significant risks relating to the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Interest Payable on the Notes is Uncertain, and Movements in Interest Rates Will Affect Whether or Not and the Extent to Which You Will Receive Interest on the Notes

The applicable interest rate in the initial period is 8.50%, but the applicable interest rate in subsequent interest periods will be equal to the the interest rate applied in the previous interest period plus a percentage spread as indicated in the table on the cover of this pricing supplement minus the Three-Month USD LIBOR, which is a floating rate. For every LIBOR Observation date on which the Three-Month USD LIBOR exceeds the percentage spread applicable to such period, the applicable interest rate for that interest period will be reduced compared to the previous interest period. If the Three-Month USD LIBOR equals or exceeds the sum of the percentage spread and the interest rate applicable in the previous interest period, the interest rate will be zero for such interest period.

The Market Value of the Notes May be Influenced by Unpredictable Factors

The market value of your Notes may fluctuate between the date you purchase them and when the Calculation Agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the Three-Month USD LIBOR on the relevant LIBOR Observation Date will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

•	supply and demand for the Notes, including inventory positions held by Barclays Capital Inc., Barclays Bank PLC or any other market maker;

•	the time remaining to maturity;

•	our right to redeem the Notes;

•	the creditworthiness of Barclays Bank PLC; and

•	expectations about future levels and volatility of the Three-Month USD LIBOR.

Market Factors May Influence Whether We Exercise our Right to Redeem the Notes Prior to Their Scheduled Maturity

It is more likely that we will redeem the Notes prior to their maturity date if the applicable interest rate results in an amount of interest on the Notes greater than instruments of a comparable maturity and credit rating trading in the market. If the Notes are called prior to their maturity date, you may be unable to invest in securities with similar risk and yield as the Notes. Your ability to realize market value appreciation is limited by our right to redeem the Notes prior to their scheduled maturity.

There May Not Be an Active Trading Market in the Notes

There may be little or no secondary market for the Notes. We do not intend to list the Notes on any U.S. stock exchange and it is not possible to predict whether a secondary market will develop for the Notes. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. Barclays Capital Inc. and other affiliates of Barclays Bank PLC currently intend to act as market makers for the Notes, but they are not required to do so. Even if Barclays Bank PLC or any other affiliate makes a market in the Notes, they may stop doing so at any time.

Our Business Activities May Create Conflicts of Interest

The trading activities related to the U.S. Treasury Notes may be entered into on behalf of Barclays

Bank PLC, its affiliates or customers other than for the account of the holders of the Notes or on their behalf. Accordingly, these trading activities may present conflicts of interest between Barclays Bank PLC and you.

We May Have Conflicts of Interests Arising From our Relationships with the Calculation Agent

You should be aware that Barclays Bank PLC, in its capacity as Calculation Agent for the Notes, is under no obligation to take your interests into consideration in determining the applicable interest rate for each interest period. Because this determination by the Calculation Agent will affect the interest payments on the Notes, conflicts of interest may arise in connection with its performance of its role as Calculation Agent.

Our Writing of Research Reports on Interest Rates may Create Conflicts of Interest Between You and Us

We or one or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes.

No Current Research Recommendation

Neither Barclays Bank PLC nor any of its subsidiaries or affiliates currently publishes research on, or assigns a research recommendation to, the Notes.

The Notes are Not Insured by the FDIC

The Notes are not deposit liabilities of Barclays Bank PLC and neither the Notes or your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency of the United States, United Kingdom or any other jurisdiction.

The Amount We Will Pay You to Redeem Your Notes Because We Are Required to Pay Additional Amounts in Respect of Tax Withholding is Uncertain

If we redeem your Notes because we are required to pay additional amounts in respect of tax withholding, we will pay you a redemption price for your Notes that will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position. Such redemption price would take into consideration the net present value of expected future payments of the principal and interest on the Notes. If there is no or little expected future interest payment on the Notes, the net present value would primarily depend on the present value of the repayment of the principal amount at maturity, which could result in a net present value of the Notes below par.

THE THREE-MONTH USD LIBOR

The “Three-Month USD LIBOR” is for any LIBOR Observation Date the offered rates (British Banker Association) for deposits in U.S. dollars for a period of three months, commencing on such LIBOR Observation Date, which appears on Moneyline Telerate, on page 3750 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that LIBOR Observation Date. If the Three-Month USD LIBOR cannot be determined on a LIBOR Observation Date as described above, then the Three-Month USD LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on that LIBOR Observation Date, at which deposits in U.S. dollars for a period of three months are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent, beginning on that LIBOR Observation Date, and in a representative amount. The Calculation Agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, the Three-Month USD LIBOR for that LIBOR Observation Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as described above, the Three-Month USD LIBOR for that LIBOR Observation Date will be the arithmetic mean of the rates for loans in U.S. dollars for a period of three months to leading European banks quoted, at approximately 11:00 A.M., in New York, New York, on that LIBOR Observation Date, by three major banks selected by the calculation agent, beginning on that LIBOR Observation Date and in a representative amount. If fewer than three banks selected by the Calculation Agent are quoting as described above, the Three-Month USD LIBOR for the new interest period will be the Three-Month USD LIBOR in effect for the prior interest period.

Below is a table providing quarterly historical data for the Three-Month USD LIBOR from for the period beginning January 1, 1999 and ending December 31, 2004:

Quarter Ending	Three-Month USD LIBOR
March 31, 1999	5.00000%
June 30, 1999	5.36750%
September 30, 1999	6.08375%
December 31, 1999	6.00125%
March 31, 2000	6.29000%
June 30, 2000	6.76938%
September 30, 2000	6.81125%
December 31, 2000	6.39875%
March 31, 2001	4.87875%
June 30, 2001	3.83625%
September 30, 2001	2.59000%
December 31, 2001	1.88125%
March 31, 2002	2.03000%
June 30, 2002	1.86000%
September 30, 2002	1.79000%
December 31, 2002	1.38000%
March 31, 2003	1.27875%
June 30, 2003	1.11625%
September 30, 2003	1.16000%
December 31, 2003	1.15188%
March 31, 2004	1.11000%
June 30, 2004	1.61000%
September 30, 2004	2.02000%
December 31, 2004	2.56438%

Source: Bloomberg LLP

VALUATION OF THE NOTES

At Maturity

You will receive a cash payment at maturity (or upon redemption) equal to the principal amount of your Notes plus any accrued but unpaid interest.

Prior to Maturity

You should understand that the market value of the Notes will be affected by several factors, many of which are beyond our control. We expect that generally the Three-Month USD LIBOR on the LIBOR Observation Date will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include supply and demand for the Notes, including inventory positions held by Barclays Bank PLC or any other market maker, the time remaining to maturity, our right to redeem the Notes, the creditworthiness of Barclays Bank PLC and expectations about future levels and volatility of the Three-Month USD LIBOR. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the Notes prior to maturity.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to public and net proceeds to Barclays Bank PLC on the front cover relates only to the initial sale of the Notes. If you have purchased the Notes in a purchase/resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

Barclays Bank PLC may from time to time, without your consent, create and issue additional securities having the same terms and conditions as the Notes. Any such additional securities are expected to trade fungibly with the outstanding Notes.

We describe the terms of the Notes in more detail below.

Coupon

The Notes will bear interest at the rates set forth below, payable quarterly in arrears on June 30, September 30, December 30, and March 30 of each year, commencing on June 30, 2005 or if any such day is not a business day, on the first following day that is a business day unless that day falls in the next calendar month, in which case the interest payment date will be the first preceding day that is a business day. Interest will be computed on the basis of a 360-day year and the actual number of days elapsed.

The first interest period will begin on, and include, the original issue date and end on, but exclude, the first interest payment date (which is June 30, 2005). Each subsequent interest period will begin on, and include, the interest payment date for the preceding interest period and end on, but exclude, the next following interest payment date. The final interest period will end on the Maturity Date or any earlier redemption date.

The interest rate applicable to the first two interest periods will be 8.50% per year. The interest rate applicable to each subsequent interest period will be equal to the interest rate applicable to the immediately preceding interest period plus the applicable percentage spread minus the Three-Month USD LIBOR rate. The interest rate applicable to any interest period will not be less than zero.

The percentage spread applicable to each interest period will be as follows:

Interest period beginning on or after	AND	Interest Period ending on or before	Percentage Spread
September 30, 2005		March 30, 2006	3.50%
March 30, 2006		March 30, 2007	3.75%
March 30, 2007		March 30, 2008	4.00%
March 30, 2008		March 30, 2009	4.50%
March 30, 2009		March 30, 2010	5.00%

The “Three-Month USD LIBOR” means for any LIBOR Observation Date the offered rates (British Banker Association) for deposits in U.S. dollars for a period of three months, commencing on such LIBOR Observation Date, which appears on Moneyline Telerate, on page 3750 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that LIBOR Observation Date. If the Three-Month USD LIBOR cannot be determined on a LIBOR Observation Date as described above, then the Three-Month USD LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on that LIBOR Observation Date, at which deposits in U.S. dollars for a period of three months are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent, beginning on that LIBOR Observation Date, and in a representative amount. The Calculation Agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, the Three-Month USD LIBOR for that LIBOR Observation Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as described above, the Three-Month USD LIBOR for that LIBOR Observation Date will be the arithmetic mean of the rates for loans in U.S. dollars for a period of three months to leading European banks quoted, at approximately 11:00 A.M., in New York, New York, on that LIBOR Observation Date, by three major banks selected by the calculation agent, beginning on that LIBOR Observation Date and in a representative amount. If fewer than three banks selected by the Calculation Agent are quoting as described above, the Three-Month USD LIBOR for the new interest period will be the Three-Month USD LIBOR in effect for the prior interest period.

Payment at Maturity

At maturity we will pay you the principal amount of your Notes plus any accrued and unpaid interest.

Denomination

The denomination of the Notes will be $1,000 or integral multiples thereof.

Maturity Date

The maturity date will be March 30, 2010 or, if that day is not a business day, on the first following day that is a business day unless that day falls in the next calendar month, in which case the maturity date will be the first preceding day that is a business day.

Regular Record Dates for Interest

The regular record date relating to an interest payment date for the Notes will be the date 15 calendar days prior to the interest payment date, whether or not that date is a business day. For the purpose of determining the holder at the close of business on a regular record date, the close of business will mean 5:00 p.m., New York City time, on that day.

Redemption Price Upon Optional Redemption on an Interest Payment Date

We may, at our election, redeem the Notes in whole, but not in part, on any interest payment date occurring on or after June 30, 2005 by giving at least five business days and five London business days prior written notice to the holders and the trustee. Neither we nor any of our agents are required to notify you prior to any such redemption.

If we elect to redeem your Notes on an interest payment date, we will pay you the principal amount of your Notes together with any accrued, but unpaid, interest thereon.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “Specific Terms of the Notes – Default Amount on Acceleration – Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “– Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, in U.S. Dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment or delivery on the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean a day that is a business day of the kind described in the attached prospectus supplement.

London Business Day

London business day means a day other than a Saturday or Sunday on which dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

Modified Business Day

Any payment on the Notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date, except as described under “Maturity Date” above.

Role of Calculation Agent

Barclays Bank PLC will serve as the Calculation Agent. We may change the Calculation Agent after the original issue date of the Notes without notice. The Calculation Agent will make all determinations regarding business days, London business days, the default amount, the Three-Month USD LIBOR and the amount of interest payable in respect of your Notes. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the Calculation Agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus and prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In connection with the sale of the Notes, we or our affiliates may enter into hedging transactions involving the execution of interest rate swap and option transactions, purchases and sales of U.S. Treasury securities and listed or over-the-counter options on U.S. Treasury securities or the execution of other derivative transactions with returns linked to or related to changes in the value of U.S. Treasury securities and/or their yields both before and after the issue date of the Notes. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

•	execute or terminate interest rate swap and option transactions;

•	acquire or dispose of U.S. Treasury securities;

•	take or dispose of positions in listed or over-the-counter options or other instruments based on U.S. Treasury securities; or

•	do a combination of the above.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

CAPITALIZATION OF BARCLAYS BANK PLC

The following table sets out the authorized and issued share capital and shareholders’ funds and indebtedness and contingent liabilities as at December 31, 2004.

As at December 31, 2004
thousand
Share capital of the Barclays Bank PLC
Authorised ordinary share capital – shares of £1 each	3,000,000
Authorised preference share capital – shares of U.S.$0.01 each	150,000
Authorised preference share capital – shares of €100 each	400
Authorised preference share capital – shares of £1 each(1)	1
Ordinary shares – issued and fully paid shares of £1 each	2,309,361
Preference shares – issued and fully paid shares of U.S.$0.01 each	—
Preference shares – issued and fully paid shares of €100 each	100
Preference shares – issued and fully paid shares of £1 each(1)	1
£ million

Group shareholders’ funds
Called up share capital	2,316
Share premium	6,531
Revaluation reserve	24
Profit and loss account	9,400
Total shareholders’ funds – equity and non-equity	18,271

Group indebtedness
Loan capital
Undated loan capital – non-convertible	6,149
Dated loan capital – convertible to preference shares	15
Dated loan capital – non-convertible	6,113

Debt securities in issue	67,806
Total indebtedness	80,083
Total capitalisation and indebtedness	98,354

Group contingent liabilities
Acceptances and endorsements	303
Guarantees and assets pledged as collateral security	30,011
Other contingent liabilities	8,245

Notes:

(1)	On December 31, 2004, Barclays Bank PLC issued 1,000 Preference Shares of £1 each to Barclays PLC.

PS-10

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United Kingdom and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of United States federal income taxation in the accompanying prospectus. The following section is the opinion of Sullivan & Cromwell LLP, counsel to Barclays Bank PLC. It applies to you only if you are a U.S. Holder (as defined below), you acquire your Note in the offering at the offering price and you hold your Note as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a partnership or other pass-through entity;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the United States federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

This section describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a U.S. holder, this section does not apply to you.

In the opinion of Sullivan & Cromwell LLP, your Note will likely be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes (the “Contingent Debt Rules”). The terms of your Note require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat your Note for all tax purposes as a debt instrument subject to the Contingent Debt Rules. By purchasing your Notes, you agree to these terms.

Under the Contingent Debt Rules, you will be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed-rate debt instrument with terms and conditions similar to your note (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules could require you to include amounts in taxable income in excess of the amount actually received. Such excess amounts will be available to offset subsequent income inclusions or as an ordinary loss upon maturity of your Note. See “Adjustments to interest accruals on the Notes” below.

We have determined that the comparable yield is 4.60% per annum, compounded annually. You may obtain the projected payment schedule by submitting a written request for it to Director, Barclays Tax, Barclays Capital, 200 Cedar Knolls Road, 3rd Floor, Whippany, New Jersey 07981. You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your Note, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule. It is conceivable that the Internal Revenue Service may challenge our determination of the projected payment schedule.

Adjustments to Interest accruals on the Notes

To the extent that an actual interest payment on the Notes for any year differs from the projected payment for that year, an adjustment will be made to taxable income for that year. If you receive a payment with respect to the Notes that exceeds the projected payments for that year, you will incur a net positive adjustment equal to the amount of such excess. The net positive adjustment will be treated as additional interest income for that year.

If the actual interest payment with respect to the Notes for any taxable year is less than the projected payment for that year, you will incur a net negative adjustment equal to the amount of the deficit. A net negative adjustment will:

•	first, reduce the amount of interest income required to be accrued for the current year;

•	second, any excess net negative adjustment will be treated as ordinary loss to the extent of your total prior interest inclusions with respect to the Notes (which includes any prior net positive adjustments), reduced to the extent such interest inclusions have been offset by prior net negative adjustments; and

•	third, any excess net negative adjustments will be treated as a negative adjustment in one or more succeeding taxable years, and, if not used by the time the Notes are sold or mature, will be treated as a reduction in the amount realized on sale, or exchange of the Notes.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your Note, and we make no representation regarding the amount of contingent payments with respect to your Note.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Note in an amount equal to the difference, if any, between the fair market value of the amount you receive at such time and your adjusted basis in your Note. In general, your adjusted basis in your note will equal the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note in accordance with the comparable yield.

Any gain you recognize upon the sale, exchange, redemption or maturity of your Note will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.

Backup Withholding and Information Reporting

Please see the discussion “Tax Considerations – United States Taxation – U.S. Holders – Backup Withholding and Information Reporting” in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on your Note.

PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about March 30, 2005, which is the 10th business day following the date of this prospectus supplement (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

$8,275,000

BARCLAYS BANK PLC

CALLABLE FLOATING RATE NOTES DUE MARCH 30, 2010

LINKED TO THE THREE-MONTH USD LIBOR

PRICING SUPPLEMENT

MARCH 16, 2005

(TO PROSPECTUS DATED JULY 1, 2002 AND

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 17, 2004)

Barclays Capital